UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)
☒    ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______to _______

Commission file number: 001-12215

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE PROFIT SHARING PLAN OF QUEST DIAGNOSTICS INCORPORATED

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

QUEST DIAGNOSTICS INCORPORATED
500 PLAZA DRIVE
SECAUCUS, NJ 07094

The Profit Sharing Plan of Quest Diagnostics Incorporated
Index to Financial Statements and Supplemental Schedule

Page
Financial Statements

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits as of December 31, 2020 and 2019	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2020	3

Notes to Financial Statements	4

Supplemental Schedules*

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2020	9

Signature	15

* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are no longer applicable.

Exhibit
Exhibit 23 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants
The Profit Sharing Plan of Quest Diagnostics Incorporated

Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of The Profit Sharing Plan of Quest Diagnostics Incorporated (the “Plan”) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information
The Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2020 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan's auditor since 2008.

Boston, Massachusetts
June 28, 2021

The Profit Sharing Plan of Quest Diagnostics Incorporated
Statements of Net Assets Available for Benefits
December 31, 2020 and 2019
(in thousands)

	2020	2019
Assets
Cash	$—	$714
Investments, at fair value	4,917,683	4,503,452
Receivables
Employer contributions receivable	—	1,405
Notes receivable from participants	97,221	90,236
Investment related receivables	698	598
Total assets	5,015,602	4,596,405

Liabilities
Investment related payables	1,223	1,128
Other liabilities	1,519	1,209
Total liabilities	2,742	2,337

Net assets available for benefits	$5,012,860	$4,594,068

The accompanying notes are an integral part of these financial statements.

The Profit Sharing Plan of Quest Diagnostics Incorporated
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2020
(in thousands)

Additions:
Investment Income
Net appreciation in fair value of investments	$544,278
Dividends and interest	165,294
Total investment income	709,572

Interest income on notes receivable from participants	4,523

Contributions
Employer	65,067
Participants	162,138
Total contributions	227,205

Total additions	941,300

Deductions:
Benefits paid to participants	522,051
Administrative expenses	457
Total deductions	522,508

Net increase	418,792

Net assets available for benefits:
Beginning of year	4,594,068

End of year	$5,012,860

The accompanying notes are an integral part of these financial statements.

The Profit Sharing Plan of Quest Diagnostics Incorporated
December 31, 2020 and 2019
Notes to Financial Statements (dollars in thousands)

1.    Description of the Plan

    Background - The Profit Sharing Plan of Quest Diagnostics Incorporated (the “Plan”) is a defined contribution plan established by Quest Diagnostics Incorporated ("Quest Diagnostics" or the “Company” or the “Plan Sponsor”) to provide its eligible employees with retirement benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

    Coronavirus Aid, Relief, and Economic Security Act - In March 2020, in response to the COVID-19 pandemic, the Coronavirus Aid, Relief, and Economy Security Act ("CARES Act") was signed into law. The Company amended the Plan to enable Plan participants who were qualified individuals, as defined in Section 2202(b) of the CARES Act, to receive a loan subject to the increased limits on loans set forth in the CARES Act. This ability to receive a loan subject to such increased limit applied through January 31, 2021. In line with the CARES Act, Plan participants impacted by COVID-19 were able to initiate distributions of up to $100 without the usual early 10% withdrawal penalty.

    Eligibility and Participant Contributions - Effective January 1, 2020, all eligible employees can participate in the Plan as soon as administratively feasible upon becoming an employee of the Company. Participants may contribute an amount between 1% and 35% of their eligible compensation, as defined, for the contribution period. Catch-up contributions, as defined in the Internal Revenue Code (the "Code"), are permissible for eligible participants. Participants may modify their contribution percentage at any time.

    Employer Matching Contributions - Prior to May 29, 2020, the Company matched 100% of a participant's contribution, up to 5% of eligible compensation, in cash after the participant completes 12 months of service, as defined, with the Company. Effective for paychecks after May 29, 2020, the Company amended the Plan to eliminate regular employer matching contributions to the Plan as part of a series of actions to protect the Company's financial flexibility due to the COVID-19 pandemic, and to allow the Company to make discretionary employer matching contributions in an amount equal to a uniform percentage of employee pre-tax contributions made by each participant at a rate that does not exceed 5% of eligible compensation. Employer matching contributions were reinstated beginning with the September 4, 2020 paycheck through discretionary employer matching contributions in an amount equal to 100% of an eligible participant's contribution, up to 5% of eligible compensation, through the remainder of 2020. Effective January 1, 2021, the Plan was amended to re-establish regular employer matching contributions in accordance with the Plan provisions that existed prior to May 29, 2020. Employer matching contributions are remitted to the Plan at the same time that the corresponding participants' contributions are remitted.

    Participant Accounts - A separate individual account is established for each participant in the Plan. Each participant's account is credited with the participant's contributions and the employer matching contributions, plus actual earnings thereon. Earnings are allocated by fund based on the ratio of the participant's account invested in a particular fund to all participants' investments in that fund.

    Vesting - Participants immediately vest in their voluntary contributions and employer matching contributions plus actual earnings thereon. Certain participants who were active in plans sponsored by previous employers have vesting requirements applied to their previous employer contribution accounts consistent with the vesting requirements in effect before the assets were merged into the Plan.

    Investment Options - Participants may elect to have their voluntary contributions and employer matching contributions invested in any or all of the available investment options, most of which are managed by Fidelity Management & Research Company (“FMRC”). Participants may also elect to have their voluntary contributions and employer matching contributions invested in shares of the Company's common stock. Participants have the ability to modify their investment elections daily, subject to certain short-term trading restrictions imposed by FMRC and the Company's securities trading policy, which prohibits trading in the Company's common stock on a short-term basis and while in possession of material non-public information about the Company.

    Participants cannot contribute greater than 25% per pay period of pre-tax contributions into Quest Diagnostics common stock. In addition, participants can transfer monies into Quest Diagnostics stock only to the extent the percentage of holdings in Quest Diagnostics stock after the transfer remains below 25% of the participant's entire account balance.

The Profit Sharing Plan of Quest Diagnostics Incorporated
December 31, 2020 and 2019
Notes to Financial Statements (dollars in thousands) - continued

    Participants may elect to receive their dividends on investments in Quest Diagnostics stock as a taxable cash payment or to have those dividends automatically reinvested.

    Distribution Options - Participants can elect to have their benefit distributions, equal to the value of the vested portion of their account balance, paid in the form of a lump sum distribution, a direct rollover into another eligible retirement plan or traditional individual retirement account, installment payments, or for appropriate assets, an annuity.

    Withdrawals - Withdrawals may be made for qualified emergencies, as defined in the Code. Depending upon the type of withdrawal and the status of the contribution, penalties upon withdrawal may apply. Participants may also begin to make withdrawals without penalty at age 59 ½, subject to certain limitations as defined by the Plan.

    Forfeitures - Employer contributions in forfeited nonvested accounts may be used to reduce future employer contributions or pay the Plan's expenses. The forfeiture activity and account balance was not material as of December 31, 2020 and 2019.

    Parties-in-Interest - Certain investments of the Plan, as of December 31, 2020 and 2019, are shares of mutual funds and collective funds managed by FMRC. These transactions qualify as party-in-interest transactions. As of December 31, 2020 and 2019, investments with a fair value of $3,958,330 and $3,584,999, respectively, were managed by FMRC.

    The Company also is a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Quest Diagnostics stock transactions qualify as party-in-interest transactions. As of December 31, 2020 and 2019, the total fair value of the Plan's investment in Quest Diagnostics stock was $311,954 and $308,062, respectively. During 2020, total purchases and sales of Quest Diagnostics stock by the Plan were $1,204 and $32,243, respectively.

    In addition, the Plan receives revenue sharing credits, as described below, which is considered a party-in-interest transaction.

    Revenue Sharing Credits - A portion of the operating expenses and management fees are paid by the Plan using revenue sharing credits which are included in net appreciation in fair value of investments.  Any amount in excess of the fees is allocated to participant accounts.  Revenue sharing credits earned for the year ended December 31, 2020 were $4,819, $997 of which were used for permissible management and recordkeeping fees and $3,822 of which were allocated to participant accounts. As of December 31, 2020 and 2019, the revenue sharing credit balance was $3,655 and $4,481, respectively.

    Notes Receivable from Participants - Except with respect to loans to qualified individuals for COVID-19 related reasons, participants are permitted to obtain loans in amounts not less than one thousand dollars and up to the lesser of (1) fifty thousand dollars, subject to certain limitations as defined by the Plan, or (2) 50% of the participant's vested portion of their account value. Except with respect to loans to qualified individuals for COVID-19 related reasons and pre-existing loans transferred or merged into the Plan, a participant may have only one outstanding loan at a time and loans are repayable over a period of up to five years, unless the proceeds are used to purchase a primary residence, in which case a period of up to ten years is permitted. Loans are secured by one-half of a participant's vested account balance and bear interest at prime plus 1%. Rates range from 3.75% to 10.25%; maturities vary by participant. Principal and interest are repaid to the Plan through payroll deductions for active employees. Participants can elect to pay the entire outstanding balance of a loan directly to Fidelity Management Trust Company ("FMTC"). Actively employed participants can also submit a partial loan repayment directly to FMTC outside the normal payroll deductions, accelerating the payoff date. Participants who are no longer active employees may continue to repay outstanding loan balances directly to FMTC.

    In addition, notes receivable from participants qualify as party-in-interest transactions. As of December 31, 2020 and 2019, the carrying value of the Plan's notes receivable from participants was $97,221 and $90,236, respectively.

    Plan Administration - The Plan Administrator is the Benefits Administration Committee, which is appointed by the Company's Board of Directors. The Plan's trustee and recordkeeper for the Plan investments are FMTC and Fidelity Investments Institutional Operations Company, Inc., respectively.

The Profit Sharing Plan of Quest Diagnostics Incorporated
December 31, 2020 and 2019
Notes to Financial Statements (dollars in thousands) - continued

    Tax Status - The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated September 22, 2014, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan Sponsor believes that the Plan, which has been amended since the IRS determination, continues to be designed and operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and related trust is tax-exempt.

    Accounting principles generally accepted in the United States (“US GAAP”) requires the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020 and 2019 there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities; however, there are currently no audits for any tax periods in progress.

    Administrative Expenses - Accounting fees and certain administrative expenses of the Plan may be paid by the Plan or the Company. Loan origination and certain distribution fees are charged against participant accounts.

    Investment Management Fees - Investment management fees and operating expenses charged to the Plan for investments in the Plan are deducted from income earned on a daily basis and are not separately reflected. Consequently, investment management fees and operating expenses are reflected as a reduction of investment return for such investments.

    Plan Termination - The Company intends to continue the Plan indefinitely, but reserves the right to change or discontinue the Plan at its discretion. Participants will become fully vested in their rights under the Plan if it is terminated or if employer matching contributions are completely discontinued.

2.    Summary of Significant Accounting Policies

    Basis of Presentation - The Plan maintains its financial records on the accrual basis of accounting.

    Use of Estimates - The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

    Risks and Uncertainties - The Plan provides for participant-directed investment of their voluntary contributions and employer matching contributions in a number of investment funds. Certain underlying investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, changes in these risks could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

    Benefits paid to participants - Benefits payments to participants are recorded when paid.

    Valuation of Investments - Investments are stated at fair value at year end. Refer to Note 3 for additional information related to the valuation of Plan investments.

    Security Transactions and Income - Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income from investments is recorded as earned on an accrual basis.

    Net appreciation in fair value of investments represents the Plan's net realized and unrealized gains (losses) on investments held by the Plan.

    Notes Receivable from Participants - Notes receivable from participants are valued at their unpaid principal balance, plus any accrued but unpaid interest. Interest income from notes receivable from participants is recorded on an accrual basis.

The Profit Sharing Plan of Quest Diagnostics Incorporated
December 31, 2020 and 2019
Notes to Financial Statements (dollars in thousands) - continued

    Refundable Contributions - The Plan completes non-discrimination testing annually to ensure compliance with the Code. For the year ended December 31, 2020, excess contributions determined as a result of the Actual Deferral Percentage test of $1,519 were netted against participant contributions in the Statement of Changes in Net Assets Available for Benefits, reflected in other liabilities in the Statements of Net Assets Available for Benefits and were refunded to plan participants in 2021.

    New Accounting Standard Adopted - On January 1, 2020, the Plan adopted a new accounting standard issued by the Financial Accounting Standards Board which amended the disclosure requirements for fair value measurements to remove disclosures that are no longer considered cost beneficial, clarify the specific requirements of disclosures and add disclosure requirements identified as relevant. The adoption of this standard did not have a material impact on the Plan's net assets available for benefits, changes in net assets available for benefits or footnote disclosures.

3.    Fair Value Measurements

    Fair value measurements are based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, and are determined by either the principal market or the most advantageous market.

    Inputs used in the valuation techniques to derive fair values are classified based on a three-level hierarchy to prioritize the inputs used in the valuation techniques to derive fair values. The basis for fair value measurements for each level within the hierarchy is described below with Level 1 having the highest priority and Level 3 having the lowest. During the year ended December 31, 2020, there was no transfer between levels.

Level 1:	Quoted prices in active markets for identical assets or liabilities.

Level 2:	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

Level 3:	Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

    The following table provides a summary of the assets in the Plan that are measured at fair value on a recurring basis:

		Basis of Fair Value Measurements
December 31, 2020	Total	Level 1	Level 2	Level 3
Mutual funds	$3,494,729	$3,494,729	$—	$—
Quest Diagnostics stock	311,954	311,954	—	—
Other common stock	227,729	227,685	—	44
Preferred stock	1,993	1,250	—	743
Subtotal	$4,036,405	$4,035,618	$—	$787

Investments measured at NAV as a practical expedient: (A)	881,278

Total investments, at fair value	$4,917,683

The Profit Sharing Plan of Quest Diagnostics Incorporated
December 31, 2020 and 2019
Notes to Financial Statements (dollars in thousands) - continued

		Basis of Fair Value Measurements
December 31, 2019	Total	Level 1	Level 2	Level 3
Mutual funds	$3,265,906	$3,265,906	$—	$—
Quest Diagnostics stock	308,062	308,062	—	—
Other common stock	204,775	204,731	—	44
Preferred stock	2,028	1,485	—	543
Subtotal	$3,780,771	$3,780,184	$—	$587

Investments measured at NAV as a practical expedient: (A)	722,681

Total investments, at fair value	$4,503,452

(A)    Certain investments, including the Collective Funds, that were measured at fair value using the net asset value ("NAV") per share (or its equivalent) practical expedient were not classified in the fair value hierarchy. There are no unfunded commitments or redemption restrictions related to these investments.

    Following is a description of the valuation methodologies used for assets measured at fair value. There have been no significant changes in the methodologies used as of December 31, 2020 and 2019.

    Mutual Funds: Valued at the NAV of shares held by the Plan at year end reported on an active market.

    Quest Diagnostics Stock, Other Common Stock and Preferred Stock classified as level 1: Valued at the closing price reported on the active market on which the individual securities are traded.

    Other Common Stock and Preferred Stock classified as level 3: Valued using a valuation technique based on available information, which may consider market-based valuation multiples; a discount or premium from market value of a similar, freely traded equity security of the same issuer; or some combination.  These fair value measurements are classified within Level 3 of the fair value hierarchy as the fair value is based on significant inputs that are not observable.

    Collective Funds: Valued at NAV per unit as determined by the trustee at year end. The NAV is used as a practical expedient to estimate fair value.

    The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

5.     Subsequent Event

    Following the acquisition of the remaining 56% interest in Mid America Clinical Laboratories, LLC ("MACL") by the Plan Sponsor, the 401(k) plan sponsored by MACL was merged into the Plan on June 21, 2021 with participant account balances of $36,460 and notes receivable from participants of $381.

The Profit Sharing Plan of Quest Diagnostics Incorporated
EIN: #16-1387862 Plan: #333

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2020 (dollars in thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost	(e) Current Value
	Vanguard Total International Stock Index Fund Institutional Shares	Mutual Fund	***	$31,127
	Invesco Global Real Estate Fund - R5 class	Mutual Fund	***	8,724
	DFA U.S. Small Cap Value Portfolio Institutional Class	Mutual Fund	***	129,768
	Vanguard Extended Market Index Fund Institutional Shares	Mutual Fund	***	43,305
	Vanguard Total Bond Market Index Fund - Institutional Plus Share Class	Mutual Fund	***	150,534
	MFS Global Equity Fund Class R4	Mutual Fund	***	17,994
*	Fidelity Diversified International Fund Class K	Mutual Fund	***	102,217
*	Fidelity Freedom K 2005 Fund	Mutual Fund	***	5,543
*	Fidelity Freedom K 2010 Fund	Mutual Fund	***	22,885
*	Fidelity Freedom K 2015 Fund	Mutual Fund	***	66,578
*	Fidelity Freedom K 2020 Fund	Mutual Fund	***	221,359
*	Fidelity Freedom K 2025 Fund	Mutual Fund	***	378,720
*	Fidelity Freedom K 2030 Fund	Mutual Fund	***	403,244
*	Fidelity Freedom K 2035 Fund	Mutual Fund	***	320,988
*	Fidelity Freedom K 2040 Fund	Mutual Fund	***	240,704
*	Fidelity Freedom K 2045 Fund	Mutual Fund	***	177,738
*	Fidelity Freedom K 2050 Fund	Mutual Fund	***	110,634
*	Fidelity Freedom K 2055 Fund	Mutual Fund	***	50,523
*	Fidelity Freedom K 2060 Fund	Mutual Fund	***	16,551
*	Fidelity Freedom K 2065 Fund	Mutual Fund	***	898
*	Fidelity Freedom K Income Fund	Mutual Fund	***	15,809
*	Fidelity Puritan Fund Class K	Mutual Fund	***	398,042
*	Fidelity 500 Index Fund - Institutional Premium Class	Mutual Fund	***	474,466
*	Fidelity Investments Money Market Government Portfolio - Institutional Class	Mutual Fund	***	106,378
	Total Interest in Mutual Funds			$3,494,729

*	Fidelity Managed Income Portfolio II - Class 3	Collective Fund	***	$244,898
*	Fidelity Contrafund Comingled Pool	Collective Fund	***	338,730
*	Fidelity OTC Comingled Pool	Collective Fund	***	261,425
	Prudential Core Plus Bond Fund Class 5	Collective Fund	***	34,697
	State Street Short Term Investment Fund	Collective Fund	***	1,528
	Total Interest in Collective Funds			$881,278

*	Quest Diagnostics Stock	Common Stock	***	$311,954

The Profit Sharing Plan of Quest Diagnostics Incorporated
EIN: #16-1387862 Plan: #333

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2020 (dollars in thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost	(e) Current Value
	Abbvie Inc	Other Common Stock	***	$1,348
	Advanced Micro Devices Inc	Other Common Stock	***	1,050
	Airbnb Inc Class A	Other Common Stock	***	93
	Alibaba Group Holding Ltd Spon Adr	Other Common Stock	***	2,739
	Alphabet Inc Cl A	Other Common Stock	***	7,806
	Alphabet Inc Cl C	Other Common Stock	***	3,299
	Amazon.Com Inc	Other Common Stock	***	13,822
	Ameren Corp	Other Common Stock	***	737
	American International Group	Other Common Stock	***	1,931
	Anthem Inc	Other Common Stock	***	859
	Apple Inc	Other Common Stock	***	6,561
	Applied Materials Inc	Other Common Stock	***	1,873
	Aptiv Plc	Other Common Stock	***	1,955
	Asml Hldg Nv (Ny Reg Shs) New York Registered Shar	Other Common Stock	***	2,133
	Avalonbay Communities Inc Reit	Other Common Stock	***	372
	Avantor Inc	Other Common Stock	***	1,093
	Bank Of America Corporation	Other Common Stock	***	861
	Becton Dickinson & Co	Other Common Stock	***	2,374
	Boeing Co	Other Common Stock	***	729
	Bunge Limited	Other Common Stock	***	752
	Carmax Inc	Other Common Stock	***	574
	Carvana Co Cl A	Other Common Stock	***	1,111
	Caterpillar Inc	Other Common Stock	***	756
	Centene Corp	Other Common Stock	***	831
	Cf Industries Holdings Inc	Other Common Stock	***	964
	Chipotle Mexican Grill Inc	Other Common Stock	***	843
	Chubb Ltd	Other Common Stock	***	2,207
	Cigna Corp	Other Common Stock	***	3,134
	Cisco Systems Inc	Other Common Stock	***	1,421
	Citrix Systems Inc	Other Common Stock	***	668
	Coca Cola Co	Other Common Stock	***	746
	Comcast Corp Cl A	Other Common Stock	***	1,156
	Conagra Brands Inc	Other Common Stock	***	931
	Conocophillips	Other Common Stock	***	745
	Costar Group Inc	Other Common Stock	***	1,094
	Cummins Inc	Other Common Stock	***	666
	Cvs Health Corp	Other Common Stock	***	1,107
	Disney (Walt) Co	Other Common Stock	***	1,161
	Dollar General Corp	Other Common Stock	***	1,710

The Profit Sharing Plan of Quest Diagnostics Incorporated
EIN: #16-1387862 Plan: #333

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2020 (dollars in thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost	(e) Current Value
	Doordash Inc	Other Common Stock	***	$72
	Draftkings Inc Cl A	Other Common Stock	***	746
	Dupont De Nemours Inc	Other Common Stock	***	1,983
	Edison Intl	Other Common Stock	***	983
	Elanco Animal Health Inc	Other Common Stock	***	767
	Entergy Corp	Other Common Stock	***	465
	Equitable Holdings Inc	Other Common Stock	***	760
	Exxon Mobil Corp	Other Common Stock	***	857
	Facebook Inc Cl A	Other Common Stock	***	8,289
	Farfetch Ltd Cl A	Other Common Stock	***	598
	Fidelity Natl Inform Svcs Inc	Other Common Stock	***	850
	Fifth Third Bancorp	Other Common Stock	***	1,242
	Fortune Brands Home & Sec Inc	Other Common Stock	***	516
	Fox Corporation B	Other Common Stock	***	559
	General Electric Co	Other Common Stock	***	2,798
	Gilead Sciences Inc	Other Common Stock	***	432
	Global Payments Inc	Other Common Stock	***	5,264
	Goldman Sachs Group Inc	Other Common Stock	***	1,420
	Hca Healthcare Inc	Other Common Stock	***	1,547
	Hologic Inc	Other Common Stock	***	945
	Humana Inc	Other Common Stock	***	1,207
	Iac/Interactivecorp	Other Common Stock	***	797
	Illinois Tool Works Inc	Other Common Stock	***	699
	Incyte Corp	Other Common Stock	***	763
	Ingersoll Rand Inc	Other Common Stock	***	1,263
	International Paper Co	Other Common Stock	***	1,570
	Intuit Inc	Other Common Stock	***	3,556
	Intuitive Surgical Inc	Other Common Stock	***	2,635
	Johnson & Johnson	Other Common Stock	***	1,545
	Jpmorgan Chase & Co	Other Common Stock	***	1,222
	Kimberly Clark Corp	Other Common Stock	***	597
	Kohls Corp	Other Common Stock	***	469
	Las Vegas Sands Corp	Other Common Stock	***	561
	Lululemon Athletica Inc	Other Common Stock	***	1,086
	Magna Intl Inc	Other Common Stock	***	1,035
	Marsh & Mclennan Cos Inc	Other Common Stock	***	940
	Marvell Technology Group Ltd	Other Common Stock	***	767
	Match Group Inc	Other Common Stock	***	1,528
	Medtronic Plc	Other Common Stock	***	1,847

The Profit Sharing Plan of Quest Diagnostics Incorporated
EIN: #16-1387862 Plan: #333

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2020 (dollars in thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost	(e) Current Value
	Merck & Co Inc New	Other Common Stock	***	$516
	Metlife Inc	Other Common Stock	***	1,592
	Microsoft Corp	Other Common Stock	***	13,455
	Mongodb Inc Cl A	Other Common Stock	***	899
	Morgan Stanley	Other Common Stock	***	2,813
	Netflix Inc	Other Common Stock	***	2,962
	News Corp New Cl A	Other Common Stock	***	700
	Nextera Energy	Other Common Stock	***	2,672
	Nielsen Holdings Plc	Other Common Stock	***	467
	Nike Inc Cl B	Other Common Stock	***	1,064
	Norfolk Southern Corp	Other Common Stock	***	634
	Nxp Semiconductors Nv	Other Common Stock	***	703
	Paypal Hldgs Inc	Other Common Stock	***	3,075
	Perrigo Co Plc	Other Common Stock	***	500
	Pfizer Inc	Other Common Stock	***	907
	Philip Morris Intl Inc	Other Common Stock	***	1,317
	Pioneer Natural Resources Co	Other Common Stock	***	523
	Qualcomm Inc	Other Common Stock	***	2,323
	Ringcentral Inc Cl A	Other Common Stock	***	531
	Rockwell Automation Inc	Other Common Stock	***	533
	Ross Stores Inc	Other Common Stock	***	2,495
	S&P Global Inc	Other Common Stock	***	817
	Salesforce.Com Inc	Other Common Stock	***	2,808
	Schlumberger Ltd	Other Common Stock	***	271
	Schwab Charles Corp	Other Common Stock	***	2,007
	Sea Ltd Adr	Other Common Stock	***	383
	Sempra Energy	Other Common Stock	***	535
	Servicenow Inc	Other Common Stock	***	1,932
	Shopify Inc Cl A	Other Common Stock	***	180
	Signature Bank	Other Common Stock	***	593
	Sl Green Realty Corp Reit	Other Common Stock	***	382
	Slack Technologies Inc Cl A	Other Common Stock	***	374
	Snap Inc - A	Other Common Stock	***	3,620
	Snowflake Inc Cl A	Other Common Stock	***	127
	Southern Co	Other Common Stock	***	2,419
	Southwest Airlines Co	Other Common Stock	***	734
	Splunk Inc	Other Common Stock	***	1,696
	Spotify Technology Sa	Other Common Stock	***	2,265

The Profit Sharing Plan of Quest Diagnostics Incorporated
EIN: #16-1387862 Plan: #333

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2020 (dollars in thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost	(e) Current Value
	State Street Corp	Other Common Stock	***	$752
	Stericycle Inc	Other Common Stock	***	431
	Stripe Inc Class B Pp	Other Common Stock	***	44
	Stryker Corp	Other Common Stock	***	2,880
	Synopsys Inc	Other Common Stock	***	1,044
	Tc Energy Corp	Other Common Stock	***	715
	Te Connectivity Ltd	Other Common Stock	***	815
	Tencent Holdings Ltd Uns Adr	Other Common Stock	***	2,724
	Texas Instruments Inc	Other Common Stock	***	1,361
	The Booking Holdings Inc	Other Common Stock	***	1,537
	Thermo Fisher Scientific Inc	Other Common Stock	***	679
	Tjx Companies Inc New	Other Common Stock	***	1,003
	Total Se Adr	Other Common Stock	***	1,924
	Tyson Foods Inc Cl A	Other Common Stock	***	1,202
	United Parcel Service Inc Cl B	Other Common Stock	***	2,282
	Unitedhealth Group Inc	Other Common Stock	***	2,797
	Vertex Pharmaceuticals Inc	Other Common Stock	***	1,576
	Visa Inc Cl A	Other Common Stock	***	5,679
	Walmart Inc	Other Common Stock	***	747
	Wells Fargo & Co	Other Common Stock	***	2,267
	Welltower Inc	Other Common Stock	***	562
	Weyerhaeuser Co	Other Common Stock	***	1,814
	Wix.Com Ltd	Other Common Stock	***	397
	Xp Inc Cl A	Other Common Stock	***	363
	Zimmer Biomet Hldgs Inc	Other Common Stock	***	918
	Total Interest in Other Common Stock			$227,729

	Becton Dickinson And Co 6.5% Pc 06/01/2023	Preferred Stock	***	$228
	Elanco Animal Health Inc 5% Pc 02/01/2023	Preferred Stock	***	31
	Sempra Energy Ser A Pc 6% 01/15/2021 Pfd	Preferred Stock	***	497
	Sempra Energy Pc 6.75% 7/15/2021	Preferred Stock	***	145
	Southern Company Pc 6.75% 08/01/2022	Preferred Stock	***	349
	Aurora Innovation Ser B Pc Pp	Preferred Stock	***	83
	Uipath Inc 0% Ser D-1 Pfd Perp Pp	Preferred Stock	***	171
	Uipath Inc 0% Ser D-2 Pfd Perp Pp	Preferred Stock	***	29
	Rivian Automotive Inc Ser D Pfd Perp Pp	Preferred Stock	***	460
	Total Interest in Preferred Stock			$1,993

The Profit Sharing Plan of Quest Diagnostics Incorporated
EIN: #16-1387862 Plan: #333

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2020 (dollars in thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost	(e) Current Value

	Investments at Fair Value			$4,917,683

*	Notes Receivable from Participants**	Loans		$97,221

	TOTAL			$5,014,904

*	Party-in-interest to the Plan.
**	Rates range from 3.75% to 10.25%; maturities vary by participant.
***	The cost of participant-directed investments is not required to be disclosed.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Sponsor of The Profit Sharing Plan of Quest Diagnostics Incorporated has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

June 28, 2021

The Profit Sharing Plan of Quest Diagnostics Incorporated

By:	/s/ Mark J. Guinan
Mark J. Guinan
Executive Vice President, Chief Financial Officer and Member of the Quest Diagnostics Incorporated Benefits Administration Committee